UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Guardforce AI Co., Limited (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) at 11:00 a.m., Hong Kong standard time, on Tuesday, January 31, 2023 (10:00 p.m. Eastern Time on Monday, January 30, 2023) by means of Zoom at https://us06web.zoom.us/j/4690654560 (Meeting ID: 469 065 4560; find your local number at https://us06web.zoom.us/u/k1Ol5Fk69). Holders of the Company’s ordinary shares, par value US$0.003 (“Ordinary Shares”) at the close of business on January 4, 2023 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, there were 64,770,529 Ordinary Shares issued and outstanding. According to the Company’s Second Amended and Restated Articles of Association, each Ordinary Share has one vote per share on a poll. At least 2 holders of Ordinary Shares representing approximately 29,958,799 votes of total voting powers, constituting a quorum, were represented in person (via Zoom) or by valid proxies at the Meeting.

The shareholders voted on and approved three proposals at the meeting. The final results for the votes regarding each proposal are set forth below.

1.	Proposal 1: To consider and vote upon a proposal to approve the following ordinary resolution: THAT every forty (40) issued and unissued ordinary shares of the Company of a nominal or par value of US$0.003 each (the “Existing Shares”) be and are hereby consolidated into one (1) share of a nominal or par value of US$0.12 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed from US$900,000 divided into 300,000,000 shares of a nominal or par value of US$0.003 each to US$900,000 divided into 7,500,000 shares of a nominal or par value of US$0.12 each (the “Share Consolidation Proposal”).

The votes regarding this Share Consolidation Proposal were as follows:

Votes For	Votes Against	Abstain
28,726,564	1,070,154	162,081

2.	Proposal 2: To consider and vote upon a proposal to approve the following ordinary resolution: THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be purchased by the Company in cash for the fair value of such fractional shares, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation (the “Fractional Shares Proposal”).

The votes regarding this Fractional Shares Proposal were as follows:

Votes For	Votes Against	Abstain
29,091,286	799,959	67,554

3.	Proposal 3: To consider and vote upon a proposal to approve the following ordinary resolution: THAT immediately following the Share Consolidation, the authorized share capital of the Company be and is hereby increased from US$900,000 divided into 7,500,000 shares of a nominal or par value of US$0.12 each, to US$36,000,000 divided into 300,000,000 shares of a nominal or par value of US$0.12 each (the “Share Capital Increase Proposal”).

The votes regarding this Share Capital Increase Proposal were as follows:

Votes For	Votes Against	Abstain
28,615,592	1,176,285	166,922

On February 2, 2023, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed a certificate certifying the above ordinary resolutions passed at the Meeting approving the Share Consolidation Proposal, Fractional Shares Proposal and Share Capital Increase Proposal with the Registrar of Companies of the Cayman Islands.

A copy of the Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association including the said certificate is attached hereto as Exhibit 99.1.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2023	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association incorporating resolutions passed on January 31, 2023

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